(The following is an unofficial English translation of the Convocation Notice of the 65th Ordinary General Meeting of Shareholders of Advantest Corporation (the "Company"). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

                                    (Stock Code Number: 6857, TSE first section)
                                                                    June 1, 2007

To Our Shareholders

                                                   Toshio Maruyama
                                                   Representative Board Director
                                                   President and CEO
                                                   ADVANTEST CORPORATION
                                                   32-1, Asahi-cho 1-chome,
                                                   Nerima-ku, Tokyo


                              CONVOCATION NOTICE OF
                              ---------------------
                THE 65th ORDINARY GENERAL MEETING OF SHAREHOLDERS
                -------------------------------------------------

Dear Shareholders:

     Notice is hereby given that the 65th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the "Company") will be held as set forth below. Your attendance thereat is respectfully requested.

     If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 5:00 p.m. of June 26, 2007 (Tuesday) after carefully reading the reference documents as set forth below.

(Exercise of voting rights in writing by submitting the enclosed voting right exercise form)

     Please indicate your intention to vote "for" or "against" each agenda item in the enclosed voting right exercise form, then send the said form to us by the time limit set forth above.

(Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.))

     Please access the website for casting votes (http://www.e-tosyodai.com) and indicate your intention to vote "for" or "against" each agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to "Instructions for the Exercise of Voting Rights via the Internet, etc." as set forth on page 12.


1.   Date and time:        June 27, 2007 (Wednesday) at 10:00 a.m.

2.   Place:                Main Conference Room of Advantest Corporation
                           32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3.   Subject matters of the general meeting of shareholders:

          Matters to be reported:

               Item No.1:     Matters concerning the business report,
                              consolidated financial statements and financial statements for the 65th Fiscal Year (from April 1,
                              2006 to March 31, 2007);

               Item No.2:     Matters concerning the results of audit of the
                              Company's consolidated financial statements by an independent auditor and the Board of Corporate
                              Auditors

          Matters to be resolved:

               Agenda Item No. 1:     Distribution of the surplus

               Agenda Item No. 2:     Payment of bonuses to directors and
                                      corporate auditors

               Agenda Item No. 3:     Election of nine directors

               Agenda Item No. 4:     Election of three corporate auditors

               Agenda Item No. 5:     Revision of the amount of remuneration
                                      to directors and corporate auditors

               Agenda Item No. 6:     Issuance of the stock acquisition rights
                                      as stock options


4.   Matters decided with respect to the convocation

     (1) If the voting right is exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting right by way of electro-magnetic method shall be deemed valid.

     (2) If the voting right is exercised by way of electro-magnetic method multiple times, the last exercise of voting right shall be deemed valid.

================================================================================

     When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

     Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will appear on the Company's website (http://www.advantest.co.jp).

     We cordially invite you to attend a reception to be held after the meeting for shareholders and management members of the Company.

     For shareholders who will be unable to attend the meeting on the date it is held, we expect to provide voice streaming of the actual meeting (solely with respect to the portion concerning matters to be reported) on the Company's website beginning on the day of the meeting.

           Reference Documents for the general meeting of shareholders
           -----------------------------------------------------------


Agenda Items and Reference Matters:


Agenda Item No. 1:     Distribution of the surplus

     Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority. Accordingly, the Company engages in active distribution of profits based on business performance.

     With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid- to long-term business development. While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

     Pursuant to the above profit distribution policy, the Company proposes to distribute a year end dividend for the fiscal year 2006 as follows:

1. Matters related to the disbursement of distributable assets to shareholders and the aggregate amount thereof

        (Y)32.50 per one common stock of the Company

        Aggregate amount of distribution: (Y)6,098,634,263

2.   Effective date of the distribution of the surplus

        June 28, 2007

     With this distribution, the total dividend per share for the fiscal year, including the interim dividend of (Y)35 per share, will be (Y)67.50. The Company made a one to two stock split to shares of its common stock in October 2006. Accordingly, the year end dividend per share prior to the stock split is valued at (Y)65, and the aggregate amount of the dividend per share is valued at
(Y)100, an increase in dividend payout of (Y)30 as compared to the previous fiscal year.

Agenda Item No. 2:     Payment of bonuses to directors and corporate auditors

     The Company proposes that, in view of its business results for the fiscal year 2006, it will pay bonuses in the aggregate amount of (Y)202 million to its directors and corporate auditors who held such positions as of the end of the fiscal year 2006. (Y)180 million will be paid as bonuses to its nine directors (including two outside directors) and (Y)22 million as bonuses to its four corporate auditors.

Agenda Item No. 3:         Election of nine directors

     Upon the closing of this ordinary general meeting of shareholders, all nine of the directors will conclude their terms of offices as directors. At this time, we request that you elect nine new directors.

     The profile of the candidates for directors is set forth below.
------------------------------------------------------------------------------------------------------------------------
                                                                                                           Number of the
                      Name                 Brief personal history; position and assignment in the            Company's
                (Date of Birth)          Company; and representatives of other organizations, if any       shares owned
------------------------------------------------------------------------------------------------------------------------
                                         March 1964        Joined Advantest Corporation
                                         June 1985         Director
   1           Shimpei Takeshita         December 1990     Managing Director
                (July 14, 1940)          June 1995         Senior Managing Director
                                         June 1997         Representative Board Director and
                                                           Vice President                                         46,500
                                         June 2001         Vice Chairman of the Board
                                         June 2005         Chairman of the Board (present position)
                                         (Representatives of other organizations)
                                         Chairman of Japan Electric Measuring Instruments
                                         Manufacturers' Association
------------------------------------------------------------------------------------------------------------------------
                                         April 1973        Joined Advantest Corporation
                                         June 1989         Director
                                         June 1995         Managing Director
   2            Toshio Maruyama          June 1999         Senior Managing Director
                (April 17, 1948)         June 2001         Representative Board Director and                       6,638
                                                           President
                                         June 2003         Representative Board Director, President
                                                           and COO
                                         June 2005         Representative Board Director, President
                                                           and CEO (present position)
------------------------------------------------------------------------------------------------------------------------
                                         April 1961        Joined Fuji Communication Apparatus Mfg.
                                                           Co., Ltd. (currently Fujitsu Limited)
                                         June 1988         Director of Fujitsu Limited
                                         June 1991         Managing Director of Fujitsu Limited
                                         June 1992         Senior Managing Director of Fujitsu
                                                           Limited
   3            Naoyuki Akikusa          June 1998         Representative Board Director and
              (December 12, 1938)                          President of Fujitsu Limited
                                         June 2003         Representative Board Director and                           0
                                                           Chairman of Fujitsu Limited (present
                                                           position)
                                         June 2005         Corporate Auditor of Advantest Corporation
                                         June 2006         Director of Advantest Corporation (present
                                                           position)
                                         (Representatives of other organizations)
                                         Chairman of Japan Electronics and Information Technology
                                         Industries Association
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                                           Number of the
                      Name                 Brief personal history; position and assignment in the            Company's
                (Date of Birth)          Company; and representatives of other organizations, if any       shares owned
------------------------------------------------------------------------------------------------------------------------
                                         April 1972        Assistant Judge, Tokyo District Court
                                         April 1982        Judge, Tokyo District Court
                                         April 1998        Instructor, Legal Training and Research
                                                           Institute
   4            Yasushige Hagio          December 2003     Chief of Shizuoka District Court                            0
              (November 24, 1947)        June 2004         Registered as Attorney-at-Law
                                         June 2004         Joined Seiwa Patent Office and Law
                                                           (present position)
                                         June 2006         Director of Advantest Corporation (present
                                                           position)
------------------------------------------------------------------------------------------------------------------------
                                         July 1970         Joined Advantest Corporation
                                         June 1993         Director
   5             Junji Nishiura          June 1997         Managing Director
               (November 5, 1945)        June 2001         Senior Managing Director                                8,836
                                         June 2003         Director, Senior Executive Officer,
                                                           Technology and Production (present
                                                           position)
------------------------------------------------------------------------------------------------------------------------
                                         September 1972    Joined Advantest Corporation
                                         June 1993         Director
   6              Hiroji Agata           June 1999         Managing Director                                       5,446
               (December 2, 1946)        June 2003         Director, Senior Executive Officer, Sales
                                                           and Marketing (present position)
------------------------------------------------------------------------------------------------------------------------
                                         April 1971        Joined Advantest Corporation
                                         June 1996         Director
   7             Takashi Tokuno          June 2000         Managing Director
               (October 9, 1948)         June 2003         Managing Executive Officer                              5,772
                                         June 2004         Director, Managing Executive Officer
                                         June 2006         Director, Senior Executive Officer, Product
                                                           (present position)
------------------------------------------------------------------------------------------------------------------------
                                         April 1974        Joined Advantest Corporation
                                         June 2001         Director
   8           Hiroshi Tsukahara         June 2003         Executive Officer
               (August 26, 1950)         June 2005         Managing Executive Officer (present
                                                           position)                                               3,200
                                         June 2006         Senior Vice President, the 1st Test System
                                                           Business Group (present position)
------------------------------------------------------------------------------------------------------------------------
                                         April 1973        Joined Fujitsu Limited
   9             Yuichi Kurita           March 2001        Joined Advantest Corporation
                (July 28, 1949)          June 2003         Executive Officer (present position)                      400
                                         June 2005         Senior Vice President, Corporate Planning
                                                           Group (present position)
------------------------------------------------------------------------------------------------------------------------

Note:
1:   These candidates do not have any special interest in the Company.
2: Messrs. Naoyuki Akikusa and Yasushige Hagio are candidates for outside directors within the meaning of Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Company Law.
3: The Company selected Mr. Naoyuki Akikusa as a candidate, because of his experience in company management, broad insight and deep knowledge of the semiconductor related industry, and the Company believes that he will contribute greatly to its management as an outside director.
     The Company selected Mr. Yasushige Hagio as a candidate, because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director.

4: Although Mr. Yasushige Hagio has not been directly involved in managing a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director.
5: Messrs. Naoyuki Akikusa and Yasushige Hagio have served as outside directors of the Company for one year.
6: The Company has entered into an agreement with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, limiting their liabilities as defined in
     Article 423, Item 1 of the Company Law. The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.


Agenda Item No. 4:     Election of three corporate auditors

     As Messrs. Tadahiko Hirano and Takashi Takaya will conclude their terms of offices as corporate auditors and Mr. Noboru Yamaguchi, corporate auditor, will resign as of the close of this general meeting of shareholders, we request that you elect three corporate auditors. The term of office of Mr. Takashi Takaya who will be elected as successor to Mr. Yamaguchi, shall be until the close of the 66th ordinary general meeting of shareholders to be held in 2008 which is the remaining term of his predecessor, pursuant to the provisions of the Articles of Incorporation.

     We have obtained the consent of the Board of Corporate Auditors with respect to this agenda item.

     The profile of the candidates for corporate auditors is set forth below.

------------------------------------------------------------------------------------------------------------------------
                                                                                                           Number of the
                      Name                 Brief personal history; position and assignment in the            Company's
                (Date of Birth)          Company; and representatives of other organizations, if any       shares owned
------------------------------------------------------------------------------------------------------------------------
                                         April 1965        Joined Fuji Communication Apparatus Mfg.
                                                           Co., Ltd. (currently Fujitsu Limited)
                                         June 1995         Director of Fujitsu Limited
   1             Takashi Takaya          June 1999         Managing Director of Fujitsu Limited
              (February 18, 1942)        April 2000        Senior Managing Director of Fujitsu
                                                           Limited
                                         April 2001        Representative Director and Vice President                100
                                                           of Fujitsu Limited
                                         April 2003        Representative Director of Fujitsu Limited
                                         June 2003         Corporate Auditor of Fujitsu Limited
                                                           (present position)
                                                           Corporate Auditor of Advantest Corporation
                                                           (present position)
------------------------------------------------------------------------------------------------------------------------
                                         February 1970     Joined Advantest Corporation
                                         June 1997         Director
   2             Hitoshi Owada           June 2000         Managing Director                                       3,186
                (March 26, 1946)         June 2003         Director, Managing Executive Officer,
                                                           Corporate Affairs (present position)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                                           Number of the
                      Name                 Brief personal history; position and assignment in the            Company's
                (Date of Birth)          Company; and representatives of other organizations, if any       shares owned
------------------------------------------------------------------------------------------------------------------------
                                         April 1966        Joined Nippon Kangyo Bank, Limited
                                         June 1996         Director of Kanematsu Corporation
                                         June 1998         Representative Director and Managing
                                                           Director of Kanematsu Corporation
   3              Jiro Haneda            June 2000         Corporate Auditor of Kanematsu
               (October 3, 1943)                           Electronics Ltd.                                            0
                                         March 2002        Corporate Auditor of Nippon Office
                                                           Systems Ltd.
                                         June 2003         Representative Director and Senior
                                                           Managing Director of Kanematsu
                                                           Corporation
------------------------------------------------------------------------------------------------------------------------

Note
1:   These candidates do not have any special interest in the Company.
2: Messrs. Takashi Takaya and Jiro Haneda are candidates for outside corporate auditors within the meaning of Article 2, Paragraph 3, Item 8 of the Ordinance for Enforcement of the Company Law.
3: The Company selected Mr. Takashi Takaya as a candidate, because of his considerable degree of knowledge of financial and accounting matters, and the Company believes that he is adequate to serve as an outside corporate auditor.
     The Company selected Mr. Jiro Haneda as a candidate, because of his considerable experience in company management and broad insight, and the Company believes that he is adequate to serve as an outside corporate auditor.
4: With respect to the repurchase of shares by Nippon Office Systems Ltd. in November 2006, at which time Mr. Jiro Haneda was serving as an outside corporate auditor of such company, it was discovered in February 2007 that the aggregate purchase price of shares repurchased exceeded the distributable amount defined under Article 461 of the Company Law. After the discovery, in March 2007, the company restored the condition to its state before the repurchase of shares. After the discovery of the fact, Mr. Haneda requested to the representative director of the company to reconsider the state of its internal controls and procedures, and accordingly, the company made changes to its decision-making process, among others.
5: Mr. Takashi Takaya has been serving as an outside corporate auditor of the Company for four years.
6: The Company has entered into an agreement with Mr. Takashi Takaya, limiting his liabilities as defined in Article 423, Item 1 of the Company Law. The Company plans to enter into a similar agreement with Mr. Jiro Haneda. The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

Agenda Item No. 5:     Revision of the amount of remuneration to directors and
                       corporate auditors

     With respect to the amount of compensation to be paid to directors and corporate auditors of the Company, the resolutions adopted at the 54th and 55th ordinary general meetings of shareholders held on June 27, 1996 and June 27, 1997, respectively, that no more than 40 million yen to directors and no more than 6 million yen to corporate auditors shall be paid on a monthly basis, remain in effect. However, following the enactment of the Company Law and the amendments to the accounting standards for directors' bonus, the Company proposes to pay bonuses to directors and corporate auditors, which used to be paid as a distribution of the net profit, out of the amount set aside for compensation as set forth above. In addition, after taking into consideration all circumstances, including the changes of future economic conditions and the strengthening of the audit system, the Company would like to change its current use of per month figures to the use of per annum figures in displaying the amount of compensation. Accordingly, the amount of compensation to be paid to directors and corporate auditors shall be (Y)615 million per year and (Y)100 million per year.

     Currently, there are nine (9) directors (including two outside directors) and four (4) corporate auditors. If Agenda Items No. 3 and 4 are approved as proposed, the number of directors and corporate auditors will remain at nine (9) and four (4), respectively.


Agenda Item No. 6:     Issuance of the stock acquisition rights as stock options

     Pursuant to Articles 236, 238 and 239 of the Company Law, we request that you approve the issuance of the stock acquisition rights as stock options to executive officers and employees of the Company and directors and employees of its domestic and foreign subsidiaries as described below.

1. Reason for the issuance of the stock acquisition rights on especially favorable terms

     The Company will issue stock acquisition rights as stock options on especially favorable terms to executive officers and employees of the Company and to directors and employees of its domestic and foreign subsidiaries for the purpose of enhancing motivation and morale in order to improve their performance. In this manner, the Company aims to promote a management style conscious of enhancing shareholder value and to attract and retain outstanding personnel.

2.   Details of the stock acquisition rights

(1)  Persons to whom the stock acquisition rights will be allocated

     Executive officers and employees of the Company and directors (excluding outside directors) and employees of its domestic and foreign subsidiaries, and foreign subsidiaries of the Company. The foreign subsidiaries will then allocate the same rights as the stock acquisition rights pursuant to applicable local laws to directors and employees of other foreign subsidiaries.

(2) Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights

     Not exceeding 700,000 shares of common stock of the Company.

     The number of shares to be issued or delivered upon exercise of each stock acquisition right shall be 100 shares, provided, that if the subscription price per share has been adjusted in accordance with sub-paragraph (5) below, the number of such shares shall be adjusted according to the following formula. This adjustment has been made only with respect to stock acquisition rights that have not yet been exercised as of the time of adjustment. Any fractional share that arises as a result of an adjustment will be rounded down to the nearest whole number of shares.

         Number of shares to be issued or          Total subscription price
          delivered upon exercise of each   =   ------------------------------
             stock acquisition right            Subscription price per share

     When the number of shares to be issued or delivered upon exercise of each stock acquisition right has been adjusted, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights shall be adjusted to the number obtained by multiplying (i) the number of shares to be issued or delivered upon exercise of each stock acquisition right after adjustment by (ii) the number of the stock acquisition rights that have not yet been exercised as of such adjustment, then adding the number of shares that have been issued or delivered upon exercise of the stock acquisition rights. After the adjustment, the total number of shares to be issued or delivered upon exercise of the stock acquisition rights may exceed 700,000 shares.

(3)  Total number of the stock acquisition rights to be issued

     Not exceeding 7,000.

(4)  Payment to be made as consideration for the stock acquisition rights

     No payment is required.

(5)  Subscription price to be paid upon exercise of each stock acquisition right

     The subscription price to be paid upon exercise of each stock acquisition right shall be determined by multiplying (i) the subscription price per share as determined in the following paragraph, by (ii) the number of shares to be issued or delivered upon exercise of each stock acquisition right as specified in sub-paragraph (2) above (initially, 100 shares).

     The subscription price per share shall be 1.05 times the average closing price, rounded up to the nearest yen, of the common stock of the Company in regular trading on the Tokyo Stock Exchange on each day of the month preceding to the month in which any stock acquisition rights are allocated (excluding any such day on which there was no trade); provided, however, that if such amount is less than the closing price of the common stock of the Company on such day of allocation (or, if there was no trade on such day of allocation, the closing price on the immediately preceding day on which there was any trade), the subscription price per share shall be equal to the closing price on such day of allocation. The Company may determine the subscription price per share to be the same as that for the first stock acquisition rights issued based upon this Shareholders' Meeting (if the subscription price per share for the first stock acquisition right is adjusted by the method described below, such adjusted subscription price per share) for any subsequent stock acquisition rights issued.

     If, subsequent to the issuance of the stock acquisition rights, the Company splits or consolidates its common stock, or issues new shares or disposes of its treasury shares below market price (subject to certain other exceptions including the issuance or delivery of shares upon exercise of the stock acquisition rights), the subscription price per share shall be adjusted according to the formula set forth below, rounded up to the nearest yen. Furthermore, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company, in the case of merger or split of the Company, stock-for-stock exchange or certain other events. The Company may determine the subscription price per share for each stock acquisition right issued pursuant to the resolution of this Shareholders' Meeting after such adjustment to be the same as the adjusted subscription price per share.

     (a)  Formula for adjustment in the case of share split or consolidation

                                                                                 1
         Subscription price per  =  Subscription price per    x   ------------------------------
         share after adjustment     share before adjustment       Ratio of split / consolidation

     (b) Formula for adjustment in the case of issuance of new shares or disposition of treasury stock below market price

                                                             Number of new      Subscription
                                            Outstanding      shares to be   x  price per share
         Subscription     Subscription       number of   +      issued          to be issued
          price per    =   price per     x     shares        ---------------------------------
         share after      share before                            Market price per share
         adjustment        adjustment       --------------------------------------------------
                                            Outstanding number of   +   Number of new shares
                                                   shares                  to be issued

     In the above formula, "outstanding number of shares" shall mean the total number of outstanding shares of the Company after deduction of shares held by the Company as treasury stock. In the case of disposition of treasury stock, "number of new shares to be issued" in the above formula shall be read as "number of treasury shares to be disposed of."

(6)  Exercise period of the stock acquisition rights

     Between April 1, 2008 and March 31, 2012 (4 years).

(7)  Conditions for exercise of the stock acquisition rights

     (a) A person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, must be a director, corporate auditor, executive officer or employee of the Company or its domestic or foreign subsidiary at the time of exercise, except where there are any reasons the Company deems justifiable.

     (b)  The stock acquisition rights may not be inherited.

     (c)  No stock acquisition right may be exercised in part.

     (d) Other terms and conditions will be determined at a meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.

(8)  The Company's acquisition of the stock acquisition rights

     The Company shall automatically acquire the stock acquisition rights, for no consideration, if:

     (a) the general meeting of shareholders resolves to approve (if approval by the shareholders' meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;

     (b) a person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, does not hold the position of a director, corporate auditor, executive officer, employee or any other similar position of the Company or its domestic and foreign subsidiaries, except where there are any reasons the Company deemed justifiable;

     (c) a person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, dies;

     (d) a person to whom the stock acquisition rights have been allocated waives all or part of his/her stock acquisition rights to the Company in a written form designated by the Company;

     (e) a person to whom the stock acquisition rights have been allocated, other than foreign subsidiaries of the Company, becomes a director, corporate auditor, executive officer or employee of a company that competes with the Company, except where such change of position has approved by the Company;

     (f) a person to whom the stock acquisition rights have been allocated is in violation of laws and regulations, internal rules or other regulations of the Company, except where there are any reasons the Company deems justifiable; and

     (g) other events as determined by resolution at a meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.

(9) Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights

     (a) The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount equal to one-half of the maximum limit of capital increase, as calculated in accordance with Article 40, Paragraph 1 of the Company Accounting Regulation (kaisha keisan kisoku), and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

     (b) The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights shall be the amount obtained by subtracting the capital to be increased, as provided in the sub-paragraph (a) above, from the maximum limit of capital increase, as also provided in the sub-paragraph (a) above.

(10) Restriction on the transfer of the stock acquisition rights

     Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors. Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(11) Other details in respect of the stock acquisition rights will be determined by resolution at a meeting of the Board of Directors to be held subsequent to the Shareholders' Meeting.

    (Instructions for the Exercise of Voting Rights via the Internet, etc.)
     ---------------------------------------------------------------------

     If you choose to exercise your voting rights via the Internet, etc., please read the following instructions before doing so:

(Method to vote via the Internet)
1. Voting rights may be exercised online only by using the following website designated by the Company (http://www.e-tosyodai.com). It is possible to access this site through Internet access on a mobile phone.
     (Please note that you will need the voting number and dedicated voting password as indicated on the enclosed voting rights exercise form if you want to exercise your voting rights on the Internet.)

2. Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

Note: The following system environment must be satisfied if you use the voting website via the Internet by using a mobile phone:
(1)  Any one of i-mode, EZweb or Yahoo!Keitai services is available.
(2) The mobile phone must have SSL communication function which enables cryptographic communication. (i-mode, EZweb and Yahoo!Keitai are trademarks or registered trademarks of NTT Docomo, KDDI Co., Ltd. and Softbank Mobile Corp., respectively.)

--------------------------------------------------------------------------------
Any inquiries relating to the procedures for exercising voting rights online shall be directed to the following:
     Share registration agent:     Tokyo Securities Transfer Agent Co., Ltd.
     Phone number:     0120-49-7009 (toll-free number)
--------------------------------------------------------------------------------

[To: Institutional Shareholders]
The Company is a participant in the electronic voting platform operated by ICJ Inc.



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